                       AMENDMENT NO. 2 TO SCHEDULE 13D
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                 SCHEDULE 13D-A
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             FRONTIER CORPORATION
                             --------------------
                               (Name of Issuer)


                                Common Stock
                                ------------
                        (Title of Class of Securities)


                                 359 06 P 105
                           ----------------------------
                                (CUSIP Number)



                             Albert A. Woodward
                              Maun & Simon, PLC
                      2000 Midwest Plaza Building West
                              801 Nicollet Mall
                        Minneapolis, Minnesota 55402
                                (612)904-7400
                                -------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 20, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement [ ].

                   (Cover page continued on next 4 pages)

                    AMENDMENT NO. 1 TO SCHEDULE 13D
CUSIP No. 359 06 P 105
          ------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above Persons Steven C. Simon ###-##-####

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) A  /__ /
                                      B  /__ /

--------------------------------------------------------------------------------
3. SEC Use only


--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
              or 2(e) /__/

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
        United States

--------------------------------------------------------------------------------
Number of        7  Sole Voting Power           5,515,061
 Shares Bene-
 ficially        8  Shared Voting Power         0
Owned by
 Each Report-    9  Sole Dispositive Power      5,515,061
 ing Person
 With            10 Shared Dispositive Power    0

--------------------------------------------------------------------------------
11.  Aggregate Amount Benefically Owned by Each Reporting Person
        5,515,061

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (ll) Excludes Certain Shares (See Instructions)

          /__/


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (ll)
        3.3%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

                    AMENDMENT NO. 1 TO SCHEDULE 13D
CUSIP No. 359 06 P 105
          ------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above
   Persons James J. Weinert     ###-##-####

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) A  /__ /
                   B  /__ /

--------------------------------------------------------------------------------
3. SEC Use only


--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
                                  or 2(e) /__/

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
           United States

--------------------------------------------------------------------------------
Number of        7  Sole Voting Power         3,346,401
 Shares Bene-
 ficially        8  Shared Voting Power       0
Owned by
 Each Report-    9  Sole Dispositive Power    3,346,401
 ing Person
 With            10 Shared Dispositive Power  0


--------------------------------------------------------------------------------
11.  Aggregate Amount Benefically Owned by Each Reporting Person
           3,346,401

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (ll) Excludes Certain Shares (See Instructions)

                                      /__/

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (ll)
        2.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of Frontier Corporation (the "Issuer"), a Delaware corporation, having its principal place of business at 180 South Clinton Avenue, Rochester, New York, 14646-0700.

ITEM 2.  IDENTITY AND BACKGROUND

     On or about March 17, 1995, the undersigned individuals filed a Schedule 13D with respect to the above-referenced Issuer. The undersigned hereby disclaim that they are a "group" within the meaning of Rule 13(d)-5 and are no longer subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934 and the Rules thereunder.

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: 12/19/97
         ----------------------------


                                             /s/ Steven C. Simon
                                             -----------------------------------
                                             STEVEN C. SIMON

                                  SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated: 12/19/97
         ---------------------------
                                        /s/ James J. Weinert
                                        ------------------------------------
                                        JAMES J. WEINERT